Pruco Life Insurance Company of New Jersey                                   Sun-Jin Moon
Vice President and Assistant Secretary
Law Department

Pruco Life Insurance Company of New Jersey
213 Washington Street
Newark, NJ 07102-2992
(973) 802-9496 fax: (973) 802-9560

April 17, 2012

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:            Pruco Life of New Jersey Variable Contract Real Property Account - CIK No. 0000829114
Request for Withdrawal of Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, File No. 333-180198.

Ladies and Gentlemen:

Pre-Effective Amendment No. 1 to the above-referenced registration statement on Form S-1 was filed and accepted on April 12, 2012 (Accession No. 0001193125-12-160500).   This amendment was inadvertently filed as a Form Type S-3/A in the submission header.

On behalf of the Pruco Life of New Jersey Variable Contract Real Property Account, we request withdrawal of the above-referenced Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, File No. 333-180198 pursuant to Rule 477(a) under the Securities Act of 1933.  This request is filed prior to the effective date of such amendment; and no securities were sold in connection with, or in reliance on, such amendment.

Sincerely,

 /s/ Sun-Jin Moon
      Sun-Jin Moon
      Pruco Life Insurance Company of New Jersey

via EDGAR